Exhibit 99.1

ANNUAL GENERAL MEETING 2020 OF VOXELJET AG

DECLARED VOTING RESULTS

                                                                                                                                                                                                                                  Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 2	Discharge of the Management Board	565,732	11.70	557,345 98.52%	8,387 1.48%	yes
No. 3	Discharge of the Supervisory Board	1,403,778	29.03	1,395,845 99.43%	7,933 0.57%	yes
No. 4	Appointment of the auditor	1,405,347	29.06	1,384,571 99.78%	3,101 0.22%	yes
No. 5	Authorization for the acquisition and use of treasury shares pursuant to Section 71 para. 1 No. 8 German Stock Corporation Act, also under exclusion of subscription rights	1,403,301	29.02	1,384,571 98.67%	18,730 1.33%	yes
No. 6	Authorization for the issue of warrant and/or convertible bonds and to exclude the subscription right for these warrant and/or convertible bonds as well as creation of a new Conditional Capital; amendment of the Articles of	1,403,501	29.02	1,382,529 98.51%	20,972 1.49%	yes

Association
No. 7	Election of a member of the Supervisory Board: Mr. Volker Neuber	1,404,779	29.05	1,389,269 98.90%	15,510 1.10%	yes